VIA EDGAR and FIRST CLASS MAIL

July 2, 2008

Mr. Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Spansion Inc.

Form 10-K for the year ended December 30, 2007

Form 10-Q for the quarter ended March 30, 2008

File No. 0-51666

Dear Mr. Vaughn:

On behalf of Spansion Inc. (the “Company”), I am hereby responding to the comments received by facsimile on June 20, 2008 from the staff of the Commission (the “Staff”) with respect to the above-referenced reports of the Company. For ease of review, we have set forth below each of the numbered comments of your letters and the Company’s responses thereto.

Form 10-K for the year ended December 30, 2007

Contractual Obligations, page 54

1. We note that you have other long term liabilities on your balance sheet of $23.4 million that are not reflected in your contractual obligations schedule. Please revise future filings to disclose the future payments due under any other long term obligations. Alternatively you may provide a footnote to this schedule that discloses why it is impractical to estimate the future payments under these agreements. Refer to Item 303(A)(5) of Regulation S-K.

Response:

The Company respectfully advises the Staff that other long term liabilities of $23.4 million included $13.5 million of long term deferred gain on the sale of JV1/JV2 assets to Fujitsu and $0.5 million of long term lease incentive, each of which will be amortized over future periods and will not result in future cash payments. For the remaining balance in other long term liabilities, the Company will disclose the future payments due, where material and estimable, in its future filings. For those payment obligations that are material but impractical to estimate, the Company will provide a footnote to the contractual obligation schedule explaining why such future payment obligations are not disclosed.

Spansion Inc.	915 Deguigne Drive	T 408.962.2500	www.spansion.com
	Sunnyvale, California 94085	F 408.962.2502

Revenue Recognition, page 75

2. We note that certain of your sales to distributors contain rights of return, stock rotation rights and price protection provisions and as a result of these provisions, you defer revenue recognition until the merchandise is resold by the distributors. Please address the following:

•	Tell us and revise future filings to explain in greater detail the material terms of the incentives offered to your customers.

•	Revise your disclosures here or in MD&A in future filings to disclose the gross amounts of deferred revenue and deferred costs that comprise the net amount presented on the balance sheet.

Response:

The Company respectfully advises the Staff that the following are the material terms of incentives offered to the Company’s distributors:

a) Rights of return are granted whereby Spansion is obligated to repurchase inventory from a distributor upon termination of the distributor’s sales agreement with Spansion. However, Spansion is not required to repurchase the distributor’s inventory under certain circumstances, such as the failure to return the inventory in saleable condition or Spansion may only be required to repurchase a portion of distributor’s inventory, for example when distributor has terminated the agreement for its convenience;

b) Stock rotation rights are provided to distributors when Spansion has given written notice to the distributor that a product is being removed from its published price list. The distributor has a limited period of time to return the product. All returns are for credit only; the distributor must order a quantity of products, the dollar value of which equals or exceeds the dollar value of the products being returned. Some distributors are also offered quarterly stock rotation. Such stock rotation is limited to a certain percentage of the previous three months’ net shipments; and

c) A general price protection is granted to a distributor if Spansion publicly announces a generally applicable price reduction relating specifically to certain products, whereby the distributor is entitled to a credit equal to the difference between the price paid by the distributor and the newly announced price. Price protection adjustments are provided to distributors solely for those products that: 1) are shipped by Spansion to the distributor during the period preceding the price reduction announcement by Spansion, 2) are part of the distributor’s inventory at the time of the announcement, and 3) are located at geographic territories previously authorized by Spansion. In addition, if in the sole judgment of Spansion, a distributor demonstrates that it needs a price lower than the current published price list in order to secure an order from the distributor’s customers, Spansion may, but has no obligation to, grant the distributor a credit to Spansion’s current published price. The distributor must submit the request for a reduction in price prior to the sale of products to its customer. If the request is approved and the sale occurs, the distributor must make a claim with the proof of resale to end customers (Point of Sale or POS) for a credit within a specified time period.

The Company will include the material terms of incentives offered to distributors in its future filings.

Furthermore, in response to the Staff’s second comment above, the Company will revise its disclosures in future filings to disclose the gross amounts of deferred revenue and deferred costs that comprise the net amount presented on the balance sheet.

Note 5 — Related Party Transactions, page 87

JV1/JV2 Transaction and Related Agreements, page 89

3. We note that you are accounting for the sale of the JV1/JV2 facilities and related agreements in accordance with SFAS 66, because the building was subject to an existing lease of the underlying land. We further note that as a result of your continuing involvement under the Foundry Agreement, you will recognize the gain as a reduction of cost of sales over the term of the Foundry Agreement. Please address the following:

•	Clarify whether you or Fujitsu is the lessee for the underlying land subsequent to this transaction.

•	Tell us why you concluded that it is appropriate to record the gain as a reduction of cost of sales. Cite any authoritative accounting literature that you relied upon in making this determination.

Response:

The Company respectfully advises the Staff that the JV1/JV2 facilities are located on a parcel of land owned by Fujitsu. Spansion owned the facilities and assets but leased the underlying land from Fujitsu under a Land Lease Agreement dated June 1, 1993 which was terminated upon the consummation of the JV1/JV2 transaction on April 2, 2007. Therefore, subsequent to this transaction, Spansion is no longer the lessee to the underlying land.

The Company has determined that the gain on the JV1/JV2 transaction arose as a result of the sale of depreciable production equipment used in the Company’s operations and, therefore, the gain classification should be consistent with prior classification of gains or losses on similar asset disposals related to manufacturing equipment. Historically, the Company has classified gains or losses on the sale or disposal of equipment as a component of operating income (loss) in its financial statements because these assets are an integral component of the Company’s product manufacturing and revenue generating efforts. Gains or losses arising from fixed asset sales/disposals are further classified into the various expense categories, Cost of Goods Sold (COGS), Research & Development (R&D) and Sales, General & Administrative (SG&A) in the consolidated Income Statement based on whether assets contributed to the Company’s production or research & development or selling activities prior to the time of sale/disposal.

Accordingly, because the assets sold as part of the JV1/JV2 transaction had been used in the Company’s wafer fabrication facilities and related depreciation recorded in COGS, and because we continue to purchase fabricated wafers from Fujitsu, pursuant to our Foundry Agreement, we concluded it was reasonable and appropriate to record the amortization of the gain in COGS.

In making the above determination, we referred to paragraphs 78 to 87 of the FASB Statement of Financial Concept No. 6, Elements of Financial Statements, which provides guidance related to definition and characteristics of revenues, expenses, gains and losses. Paragraph 87 indicates that certain gains and losses may be considered “operating” gains and losses and may be closely related to revenues and expenses as we have described above. We considered whether the amortization of the gain should be separately presented as other operating income (caption 6 of Regulation S-X, 210.5-03), but we believed our presentation more closely represented the substance of the transaction.

The Company respectfully notes that in order to provide clarity to the readers of the financial statements, it has disclosed the gain recognized in the quarter of the consummation of the JV1/JV2 transaction, in each quarter thereafter and for the year ended December 30, 2007. These disclosures have been and will continue to be made in the Related Party Transaction footnotes to the Quarterly Reports on Form 10-Q and the Annual Reports Form 10-K.

Form 10-Q for the quarter ended March 30, 2008

Note 3 — Acquisition of Saifun Semiconductors Ltd. (Saifun), page 8

4. You state here that you did not include the operations of Saifun in your consolidated financial statements from March 18, 2008, the date of the consummation of the transaction, through March 30, 2008. Please tell us how your accounting disclosed here complies with paragraph 48 of SFAS 141.

Response:

The Company respectfully advises the Staff that Paragraph 48 states that the date of acquisition ordinarily is the date assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued. In our case, the effective date was March 18, 2008 and our consolidated financial statements for the quarter ended March 30, 2008 included the financial position of Saifun as of the effective date.

However, we did not include the operations of Saifun during the stub period from March 18, 2008 to March 30, 2008 (13 days) as Saifun’s results during the period were immaterial. While we did not perform a hard close of Saifun’s balance sheet accounts at March 30, 2008, we estimated Saifun’s revenues and net loss for the stub period to be approximately $0.6 million and $0.8 million, respectively, as compared to Spansion’s consolidated revenues and net loss of $570 million and $118 million (or approximately 0.11% and 0.68% of Spansion’s revenues and net loss, respectively). Therefore, we believe that the acquisition date used by Spansion complies with the requirements of Paragraph 48.

Note 12 — Fair Value, page 20

5. We note that you hold $121.9 million of auction rate securities at March 30, 2008. Additionally we note that since February 2008 most of these securities have failed to trade in auctions. Further, you state that through the use of a discounted cash flow analysis, you determined that the fair value is not materially different than the par value as of March 30, 2008 and therefore you have not recognized any realized or unrealized loss on these auction rate securities. Please address the following:

•

Tell us and revise your disclosures here or in critical accounting policies in future filings to disclose the significant assumptions underlying your use of the discounted cash flow analysis, including the illiquidity discount factor used. Discuss how you determined each of the significant assumptions.

•

In light of the failed auctions and the fact that there are currently no active markets for these student-loan backed auction rate securities, please explain to us why you believe there has not been a material decline in the fair value of these securities. Discuss how your inclusion of an illiquidity discount factor did not result in a decline in the fair value of the securities.

•

Explain to us why you believe your presentation of auction rate securities as a current asset is appropriate. Specifically, explain to us the basis for your conclusion that you will be able to sell the securities at par through a successful auction, sale to a buyer outside the auction process or redeem option by the issuers within the next twelve months.

Response:

The Company respectfully advises the Staff that it utilized a discounted cash flow analysis provided by UBS Securities which is the largest issuer of student loan backed auction rate securities (SLARS), and the Company believed the assumptions used by UBS in its analysis reasonably reflected the then market conditions of SLARS market. Key assumptions in the discounted cash flow model were the discount factor to be applied and the period over which the cash flows would be expected to occur. The discount rate used was based on the twelve month trailing average LIBOR (3.77% as of March 30, 2008) and adjusted this by 120 basis points (bps) to reflect the then current market conditions at the date of the valuation. These instruments were trading in a range of 30 to 50 bps over LIBOR during an active market. In addition, the rate was incrementally adjusted for a liquidity discount of 140 bps reflecting the current market conditions as of the date of valuation. The resulting discount factor of 6.37% represents a 260 bps spread well above the AAA rated, government guaranteed paper other than the ARS securities that trades in active markets. The Company applied this discount factor over the life of the estimated cash flows.

The resulting discounted cash flow analysis derived an implied weighted average value of $95 for each $100 of investment. The Company determined this value was not materially different from par value.

As of March 30, 2008, the Company classified its investment in SLARS as current assets, as failures in the SLARS market were recent and had been experienced for less than 90 days. Prior to the initial failures in February 2008, investments in SLARS were actively traded for over 15 years with no disruptions. The Company expected the SLARS market to become active once more and/or alternative liquidity through a secondary market to become available within the ensuing twelve-month period.

The Company will disclose the significant assumptions, including the discount factor underlying the discounted cash flow analysis in its future filings.

Item 4 — Controls and Procedures, page 34

6. We note your disclosure that management has concluded that your disclosure controls and procedures are effective at the reasonable assurance level “to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms,” The language that is currently included after the word “effective at the reasonable assurance level” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word “effective at the reasonable assurance level” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response:

In response to the Staff’s comment above, the Company respectfully advises the Staff that the Company will revise the disclosure on “Disclosure Controls and Procedures” to include the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) in future filings. The disclosure will read as follows (additional language highlighted with italicized text):

Evaluation of Disclosure Controls and Procedures

Based on our management’s evaluation (with the participation of our principal executive officer and principal financial officer), as of the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) are effective at the reasonable assurance level to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

* * *

Please do not hesitate to contact me by telephone at (408) 616-1133 or by fax at (408) 616-6622 with any questions or comments regarding this letter.

Very truly yours,

/s/ Dario Sacomani
Dario Sacomani
Executive Vice President
and Chief Financial Officer

cc:	Eric Atallah, Staff Accountant Martin James, Senior Assistant Chief Accountant